

May 13, 2024

Andrea Simon
Chief Financial Officer
MasterBrand, Inc.
3300 Enterprise Parkway, Suite 300
Beachwood, Ohio 44122

  **Re: MasterBrand, Inc.
    Form 10-K for the Year Ended December 31, 2023
    Form 8-K filed on February 26, 2024
    File No. 001-41545**

Dear Andrea Simon:

  We have reviewed your filings and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 26, 2024

Exhibit 99.1

1. We note that on page 8 you reconcile the non-GAAP performance measure Adjusted EBITDA Margin to Gross Profit Margin, rather than Net Income Margin, which is the most directly comparable GAAP measure. We also note your discussion of Adjusted EBITDA Margin in the highlights and other sections of the earnings release without a similar discussion of the most directly comparable GAAP measure with equal or greater prominence. Your presentation does not appear to be incompliance with Questions 102.10 and 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations in future filings to comply.

2. We note your Adjusted EBITDA and Adjusted Net Income non-GAAP measures include an adjustment for estimated cost savings as a standalone company. Explain to us how this adjustment differs from a pro forma management adjustment pursuant to Rule 11-01(a)(7) of Regulation S-X that normally would be presented in the footnotes to proforma financial information presented under Article 11 of Regulation S-X. Your presentation of an adjustment for the pro forma impact of cost savings, synergies and dis-synergies of being

a standalone company is not consistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise all your future presentations of these measures, including your investor presentations and on page 3 of your annual report, to remove the adjustment.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Results of Operations, page 32

3.   Please revise future filings to quantify the impact of the factors that you identify as impacting net sales and operating results during each period presented including the impact of changes in volume and price, and discuss the underlying reasons for the changes. In this regard, we note you attributed the 17% decrease in net sales to a decrease in sale unit volume partially offset by favorable price, but you do not quantify all these factors nor analyze the underlying business reasons for the change in volume. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K, and SEC Releases 33-6835 and 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact SiSi Cheng at 202-551-5004 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing